PRIVILEGED AND CONFIDENTIAL

Arrived STR, LLC
1700 Westlake Avenue North
Suite 200
Seattle, WA 98109

February 6, 2023

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Office of Real Estate & Construction
Attn: Eric McPhee

Re:
Arrived STR, LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 8

Filed January 24, 2023

File No. 024-11958

Dear Mr. McPhee,

This letter is being submitted by Arrived STR, LLC (the “Company”) in response to the comment letter dated January 31, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A (CIK No. 0001942208) submitted to the Commission on January 24, 2023 (the “Offering Statement”). This letter contains the Company’s response to the Comment Letter. The Company has revised the Offering Statement and is filing Post-Qualification Amendment No. 9 to the Company’s Offering Statement on Form 1-A (the “Amended Offering Statement”) together with this letter. The Amended Offering Statement contains certain updates and revisions.

For your convenience, each comment is repeated below in bold, followed by the Company’s response. Any references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. Unless otherwise defined herein, capitalized terms used in this letter have the meanings assigned to such terms in the Amended Offering Statement.

Form 1-A Filed January 24, 2023

1.
Please explain to us how you determined it was appropriate to provide pro forma financial statements as of and for the year ended December 31, 2022 rather than as of the most recent period filed or required to be filed. Refer to Rule 11-02(c) of Regulation S-X.

Response: In response to the Staff’s comment, the Amended Offering Statement now includes the pro forma financial statements as of and for the most recent period filed or required to be filed. The pro forma financial statements as of and for the year ended December 31, 2022 were included in error and have been removed from the Amended Offering Statement. The revised pro forma financial statements include an unaudited pro forma combined balance sheet as of July 31, 2022 (beginning on page F-2) and an unaudited pro forma combined statement of operations for the period ended July 31, 2022 (beginning on page F-6).

2.
We note that your unaudited pro forma combined balance sheets of Arrived STR, LLC and all subsequent Series as of December 31, 2022, has been prepared to reflect the effects of the subsequent Series acquisitions as if each occurred on January 1, 2022. Please revise to prepare your pro forma balance sheet to give effect of the acquisitions as of the balance sheet date.
Response:  In response to the Staff’s comment, the Company has revised the unaudited pro forma combined balance sheet to give effect to the subsequent Series acquisitions as if each occurred on July 31, 2022.

3.
Please tell us how you determined it was unnecessary to include explanatory notes describing the pro forma adjustments, including the assumptions involved in calculating your adjustments. Refer to Rules 11-02(a)(1) and 11- 02(a)(11) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has added notes to the unaudited pro forma combined financial statements, which include the assumptions involved in calculating the relevant adjustments.

If you have any questions or comments regarding this response, please contact the undersigned at (814) 277-4833 or John Rostom, General Counsel and Vice President of Legal, at (814) 277-4833, ext. 701. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Ryan Frazier

Ryan Frazier

Chief Executive Officer

cc:
John Rostom, Esq., General Counsel